SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2007

OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to _______________

Commission file number          0-14209

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Firstbank Corporation Amended and Restated 401(k) Plan

B.     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTBANK CORPORATION

311 Woodworth Avenue
Alma, Michigan 48801

FIRSTBANK CORPORATION
401(k) PLAN

TABLE OF CONTENTS

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PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2007 and 2006

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplementary Information as of December 31, 2007

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Firstbank Corporation 401(k) Plan

311 Woodworth Ave
Alma, Michigan 48801-6029

We have audited the accompanying statements of net assets available for benefits of Firstbank Corporation 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended and the December 31, 2007, supplemental schedule of assets (held at end of year), as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purposes of forming an opinion on the basic financial statements taken as a whole. The December 31, 2007, supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

     /s/ Rehmann Robson
     REHMANN ROBSON, P.C.

Saginaw, Michigan
June 27, 2008

FIRSTBANK CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
ASSETS	2007	2006

Investments at fair value
Mutual funds	$17,627,266	$15,861,662
Firstbank Corporation common stock	3,826,537	5,831,511
Money market funds	409,900	499,726
Loans to participants	178,646	220,798

Total investments at fair value	22,042,349	22,413,697

Receivables
Participant contributions	28,112	28,740
Employer contribution	14,241	15,001
Accrued income	187,254	407,906

Total receivables	229,607	451,647

Total assets	22,271,956	22,865,344

LIABILITIES

Accrued expenses	18,037	-

Net assets available for benefits	$22,253,919	$22,865,344

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2007	2006
Additions to net assets attributed to
Net investment (loss) income
Net (depreciation) appreciation in aggregate
fair value of investments	$(1,639,044)	$1,032,205
Dividends	787,817	1,063,942
Interest	35,990	65,559

Net investment (loss) income	(815,237)	2,161,706

Contributions
Participant	903,123	902,012
Employer	416,094	440,306
Rollover	23,142	22,574

Total contributions	1,342,359	1,364,892

Net assets transferred from another plan	-	978,456

Total additions	527,122	4,505,054

Deductions from net assets attributed to
Benefits paid to participants	1,063,039	1,714,578
Other expenses	75,508	17,404

Total deductions	1,138,547	1,731,982

Net (decrease) increase	(611,425)	2,773,072

Net assets available for benefits
Beginning of year	22,865,344	20,092,272

End of year	$22,253,919	$22,865,344

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

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DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Firstbank Corporation 401(k) Plan (the “Plan”) formerly named as the Firstbank Corporation Amended and Restated 401(k) Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan was established by the plan sponsor, Firstbank Corporation (the “Company” or “Employer”), effective January 1, 1988, and amended and restated effective January 1, 2006. The Plan is a defined contribution plan which covers all employees who are at least 21 years of age and have completed 90 days of service. The Plan is primarily designed to allow participants to make elective contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement and are subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to elect to make additional “catch-up” contributions. Participants may also contribute rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may, at the sole discretion of its Board of Directors, contribute to each participant’s account a matching contribution, which is based on a percentage of the participant’s elective contribution for the year. For 2007 and 2006, the Company made matching contributions equal to 70% of the first 6% of the compensation deferred by each 401(k) plan participant subject to certain limitations as specified in the Plan agreement. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers 18 mutual funds, a money market fund and Firstbank Corporation common stock as investment options for participants.

Effective January 1, 2008, the Plan was amended to include a Safe Harbor provision resulting in an employer match of 100% of the first 3% of compensation and 60% match on contributions from 3% to 5% of compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of any expenses paid directly by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participant’s deferrals and rollovers and the vested portion of the Company matching contributions.

FIRSTBANK CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

________________

Transferred Assets

Effective December 22, 2006, the Keystone Community Bank 401(k) Plan net assets were merged into the Plan. Total net assets transferred were $978,456.

Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon. The Plan was amended effective December 31, 2002, to allow all participants to become 100% vested in contributions previously made under the ESOP feature of the amended Plan. Vesting in the Company matching contributions are based on years of completed service, as defined by the Plan agreement. A participant is 100 percent vested after six years of credited service.

Participant Loans

The Plan provides that participants can borrow funds against their account balances up to 50% of their vested account balance less the amount of their ESOP balance under a previously amended plan, or $50,000, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at annual rates that range from 5.00% to 9.25%. Principal and interest are collected ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant is entitled to 100 percent of his or her vested account balance. For termination of service for other reasons, a participant or his or her beneficiary receives the vested portion in the participant’s account in a lump-sum amount. A participant may receive the portion of his or her account invested in shares of Firstbank Corporation common stock in-kind or in cash.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer cash contributions with any remaining amounts first allocated to Plan expenses and then among the accounts of participants. Forfeitures of $32,878 and $13,181 were reallocated to participants as an additional employer contribution during 2007 and 2006, respectively.

At December 31, 2007 and 2006, forfeited nonvested accounts yet to be reallocated totaled $19,305, and $52,500, respectively.

FIRSTBANK CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

________________

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, record keeping, trustee fees, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Other professional fees related to the investment and administration services of the Plan’s assets are paid by the Plan.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Mutual funds and shares of Firstbank Corporation common stock are stated at fair value, based upon quoted market prices. Money market fund investments are reported at their outstanding balance including reinvested earnings, which approximates fair values. Participant loans are valued at their outstanding balances, which approximates fair value.

Unrealized appreciation or depreciation in the aggregate fair value of investments represents the net change in the difference between aggregate fair value and the cost of investments, including reinvestment of earnings. The realized gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of investments for such investments.

Payment of Benefits

Benefits are recorded only when paid.

FIRSTBANK CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

________________

INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2007	2006

Investments at fair value as determined
by quoted market price
Mutual Funds
Dodge & Cox International Stock Fund	$2,111,794	$1,523,695
Dodge & Cox Stock Fund	1,389,696	1,316,979
T Rowe Price Retirement 2010 Fund	1,921,996	1,902,445
T Rowe Price Retirement 2015 Fund	1,148,772	1,192,329
T Rowe Price Retirement 2020 Fund	1,631,193	1,954,563
T Rowe Price Retirement 2030 Fund	3,184,096	2,748,339

Common Stock
Firstbank Corporation common stock	3,826,537	5,831,511

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the year ended December 31:

	2007	2006

Firstbank Corporation common stock	$(1,765,192)	$(583,739)
Common collective trust funds	-	92,852
Mutual funds	126,148	1,523,092

Net (depreciation) appreciation in
aggregate fair value	$(1,639,044)	$1,032,205

RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and annual audit of the Plan are paid by the Company. Other professional fees related to the investment and administration of the Plan’s assets during 2007 were paid to Greenleaf Trust (“Greenleaf”) and amounted to $75,508. The fees paid by the Plan for these services during 2006 were paid to Greenleaf Trust and Principal Financial Group, the custodians of the Plan, and amounted to $17,404. Accrued expenses in the amount of $18,037 were payable to Greenleaf as of December 31, 2007.

FIRSTBANK CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

________________

The Plan’s investment in Firstbank Corporation common stock as of December 31, 2007 and 2006, represents a party-in-interest investment. The 276,884 and 274,166 shares of Firstbank Corporation common stock held by the Plan as of December 31, 2007 and 2006, respectively, represent approximately 3.7% and 4.2% of the Company’s total outstanding shares of common stock as of those dates.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

	2007	2006

Firstbank Corporation common stock	$3,826,537	$5,831,511
Loans to Plan participants	178,646	220,798

Cash dividends of $251,413 and $248,936 were paid to the Plan by Firstbank Corporation during 2007 and 2006, respectively, based on shares of common stock held by the Plan on the dates of declaration. This dividend income is included as dividends in the Statement of Changes in Net Assets Available for Benefits. A common stock dividend equal to 5% of the outstanding shares of common stock was declared and paid by Firstbank Corporation in 2006. As a result of this common stock dividend, Firstbank Corporation issued 13,445 additional shares of Firstbank Corporation common stock to the Plan during 2006, which were recorded by the Plan at the aggregate fair value of the shares of $298,613 on the record date in that year. In 2007, a stock dividend was not declared.

INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 21, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan’s administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes the Plan was qualified and the related trust was tax exempt as of the financial statement date.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

FIRSTBANK CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

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RISKS AND UNCERTAINTIES

The Plan provides for various investment options in a money market fund, mutual funds and in shares of Firstbank Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ accounts and the amounts reported on the Statements of Net Assets Available for Benefits.

SUBSEQUENT EVENT

Subsequent to December 31, 2007, the market value of the shares held in Firstbank Corporation common stock decreased from $13.82 per share as of December 31, 2007, to $9.73 per share as of June 25, 2008.

Effective March 1, 2008, the ICNB Financial Corporation Incentive Savings Plan net assets of approximately $3,116,000 were merged into the Plan.

* * * * *

SUPPLEMENTARY INFORMATION

FIRSTBANK CORPORATION
401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

PLAN # 002
EIN 38-2633910

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

	Mutual funds
	T Rowe Price Retirement 2030 Fund	167,144 shares	$ 3,184,096
	T Rowe Price Retirement 2020 Fund	91,950 shares	1,631,193
	T Rowe Price Retirement 2010 Fund	118,569 shares	1,921,996
	Dodge & Cox International Stock Fund	45,889 shares	2,111,794
	Dodge & Cox Stock Fund	10,051 shares	1,389,696
	T Rowe Price Retirement 2015 Fund	90,812 shares	1,148,772
	T Rowe Price Personal Income Fund	51,721 shares	811,508
	T Rowe Price Retirement 2040 Fund	38,412 shares	737,507
	Fidelity Capital Appreciation Fund	26,241 shares	702,210
	T Rowe Price Retirement Income Fund	28,197 shares	375,024
	Columbia Acorn Fund	21,491 shares	636,359
	Rainer Small/Mid Cap Equity	17,858 shares	714,846
	Vanguard Total Bond Market Index Fund	57,660 shares	585,823
	Pacific Capital Small Cap	25,164 shares	379,722
	Vanguard 500 Index Fund	3,814 shares	425,822
	Vanguard Mid Cap Index Fund	11,580 shares	343,461
	Vanguard Small Cap Stock Index Fund	9,103 shares	267,458
	Fidelity Value Fund	3,466 shares	259,979
	Total mutual funds		17,627,266

	Common stock
*	Firstbank Corporation	276,884 shares of common stock	3,826,537
	Money market funds
	Northern Diversified Asset Fund	409,900 par value	409,900
	Loans
*	Participant loans	Maturing through 2014, with annual interest rates ranging from 5.00% to 9.25%, collateralized by participant account balances.	178,646

	Total investments		$ 22,042,349

	(a) An asterisk in this column identifies a person known to be a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Firstbank Corporation 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTBANK CORPORATION 401(K) PLAN

By:      Firstbank Corporation
           Plan Administrator

By:     /s/ David L. Miller

          David L. Miller

          Vice President of Human Resources

Date: June 30, 2008

EXHIBIT INDEX

Exhibit No.               Description

23                    Consent of Independent Registered Public Accounting Firm